Teva Hosts UK and Israeli Prime Ministers at UK-Israel Innovation event – announce
Collaboration on New National Clinical Drug Development Initiative and Dementia Research

•	Teva to collaborate on new UK Government-led clinical drug development initiative

•	The initiative creates a single point of entry into the UK health system reducing complexity and increasing speed, efficiency of running drug development programs

•	Teva plans to invest approximately $20 million in clinical development in the UK and up to an additional $1 million for basic research into dementia – one of the critical global healthcare issues facing society today

Jerusalem, March 13, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today a significant collaboration between Teva and the United Kingdom (UK) Government’s National Health Service National Institute for Health Research (NIHR) Office for Clinical Research Infrastructure (NOCRI).

The two-part collaboration follows the creation of an important new research infrastructure model by the UK’s National Health Service (NHS), and was announced in the presence of UK Prime Minister, David Cameron, Israel Prime Minister, Binyamin Netanyahu, and Teva’s President and CEO Erez Vigodman by Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, at a special UK-Israel Tech Hub at the British Embassy Israel event held at Teva’s Jerusalem site.

Clinical Drug Development Collaboration
The UK is a well-established world-leader in high quality clinical research. However, recognizing the need to constantly innovate and improve, NOCRI has created a novel model that streamlines the approach to undertaking clinical development in the UK. The new model provides a single point of entry into the UK healthcare system that cuts out the inherent complexities and inefficiencies of dealing with many and varied stakeholders within the combined medical and academic network on an individual and centre by centre basis.

Teva has an extensive clinical stage pipeline that is being developed globally and as part of this collaboration plans to spend approximately $20 million on conducting trials in the UK. This agreement enables Teva to benefit from the NIHR’s new translational research infrastructure, their ability to set-up and deliver studies, and access to well characterized cohorts of patients from within the National Health Service.

Dementia Research Collaboration
The global cost of managing dementia currently exceeds $604 billion per year – approximately equivalent to the total GDP of Switzerland. According to the World Health Organization (WHO), the number of people living with dementia is set to treble, to 115 million, in less than 40 years. The recent G8 Dementia Summit in London, spearheaded by David Cameron, and attended by Dr. Hayden, has set out to tackle the issue of dementia, and Teva has now committed to a three-year dementia research program, providing funding of up to $1 million for early stage work in UK academic and medical centres. This work will be focused on understanding targets, mechanisms and new approaches to treatment of different causes and types of dementia. As part of the agreement, NOCRI will facilitate Teva’s access to the NIHR Biomedical Research Centres and Units in Dementia and Translational Research Partnership in Dementia. Teva will maintain the right to negotiate licenses to these targets.

“We are delighted to collaborate with NIHR on both clinical development and early dementia research. It will be a catalyst for innovation to take place within a healthcare system that is admired the world over,” said Dr. Michael Hayden. “The relationship between Teva, Israel and the UK is a long and fruitful one and I am proud that we can now add another example of us working together as partners for innovation and health.”

Prime Minister Cameron said: “This is an excellent area for Britain and Israel to collaborate on. The meaning of Teva is nature, and it is in the nature of Israelis and Brits to be entrepreneurial. Success in technology, innovation, and the pharmaceutical and healthcare industries and are a must if Israel and Britain are to compete in the global race.”

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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